# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: MDA Space Ltd., CIK 0001857047
CUSIP: 55293N109
Title of class of securities: COM
Address of issuer's principal executive offices: 7500 Financial Dr, Brampton, Ontario Canada (A6), L6Y 6K7
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001596800-26-000008
Filed by CIK 0001596800

## Reporting persons
- Connor, Clark & Lunn Investment Management Ltd.: type of reporting person: investment adviser (IA); citizenship or place of organization: British Columbia Canada (A1); sole voting power 5,704,859; shared voting power 0; sole dispositive power 6,121,641; shared dispositive power 0; aggregate amount beneficially owned 6,121,641 (3.8% of the class)

## Item 1. Issuer
Name of issuer: MDA Space Ltd.
Address of issuer's principal executive offices: 7500 Financial Dr, Brampton, CA-ON, L6Y 6K7, CA

## Item 2. Person Filing
Name of person filing: Connor, Clark & Lunn Investment Management Ltd.
Address of principal business office or, if none, residence: 800 - 1090 West Pender Street, Vancouver, V6E 0E3, BC, Canada
Citizenship: BRITISH COLUMBIA, CANADA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 6,121,641
Percent of class: 3.8
Sole power to vote or to direct the vote: 5,704,859
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 6,121,641
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Connor, Clark & Lunn Investment Management Ltd.: Derrick Crowe, Chief Compliance Officer (11/09/2026)